

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Ngai Ngai Lam
Chief Executive Officer
China Liberal Education Holdings Ltd
7th Floor, Building 5, No. 2 Zhenxing Road
Changping District, Beijing
People's Republic of China 102299

> **Re: China Liberal Education Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed May 13, 2024**
> **File No. 333-279370**

Dear Ngai Ngai Lam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenna Hough at 202-551-3063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li